Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 27, 2007 (except for Notes 13 and 14 as to which the date is November 25, 2009) with respect to the consolidated statements of operations, convertible redeemable preferred stock and changes in stockholders’ deficit, and cash flows and financial statement schedule of RedPrairie Holding, Inc. and Subsidiaries for the year ended December 31, 2006 included in the Registration Statement (Form S-1) and related Prospectus of RedPrairie Holding, Inc. and Subsidiaries for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

November 25, 2009